Exhibit 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratio)

Six Months Ended June 30,
2016
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Corporation	$251,953
Tax expense based on income	123,082
Fixed charges excluding subsidiary preferred stock dividends tax adjustment	205,886
Earnings available for fixed charges, as defined	$580,921
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$186,577
Estimated interest cost within rental expense	4,808
Amortization of net debt premium, discount, and expenses	11,284
Subsidiary preferred stock dividends	3,222
Adjust subsidiary preferred stock dividends to pretax basis	2,014
Total fixed charges, as defined	$207,905
Consolidated ratio of earnings to fixed charges	2.79